KORE RESOURCES INC.
1101 Brickell Avenue, South Tower, 8th Floor
Miami, Florida 33131

December 17, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  John Reynolds, Assistant Director

Re: Kore Resources, Inc.
Amendment No. 1 to Form 8-K
Filed November 17, 2014
Form 10-Q for the Fiscal Period Ended September 30, 2014
Filed November 19, 2014
File No. 000-54977

Dear Mr. Reynolds:

This letter is submitted by Kore Resources, Inc. (the "Company") with respect to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of December 2, 2014.

We have reviewed the comment letter and have largely completed the preparation of an amendment to the subject Form 8-K in response to the comments.  Our accountants have largely worked through the changes necessary to respond to the accounting comments and the  review by our registered public accountants has just begun.  We believe that this process will require about a week to complete so that we could file on or before December 25, 2014.  In the event that the Holidays do not permit this schedule to be achieved, we will endeavor to get the amendment filed by the end of the year.  Thus, we respectfully request an extension of time to respond until Wednesday, December 31, 2014.

The company acknowledging that:
☐ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew Killeen

Matthew Killeen
Chief Executive Officer